1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 13, 2006

For the month of May 2006

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 6/13/2006	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on May 18, 2006: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on May 19, 2006: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on May 19, 2006: To clarify reports on Economic Daily News on May 19, 2006

99.4	Announcement on May 22, 2006: Capital Reduction due to Cancellation of Treasury Shares

99.5	Announcement on May 22, 2006: UMC Board Resolution of the 9th term, 33th Board Meeting

99.6	Announcement on May 23, 2006: Represent subsidiary Fortune Venture Capital Corp. to announce the disposal of SiRF Technology Holdings

99.7	Announcement on May 23, 2006: To announce related materials on acquisition of machinery and equipment

99.8	Announcement on May 24, 2006: Represent subsidiary TLC Capital Co, Ltd. to announce the acquisition of Tatung Co. Common shares

99.9	Announcement on May 26, 2006: The Company filed Code of Conduct to SEC

99.10	Announcement on May 29, 2006: To announce related materials on acquisition of TLC Capital Co. Ltd. common shares

99.11	Announcement on May 29, 2006: To announce related materials on acquisition of machinery and equipment

99.12	Announcement on June 5, 2006: To announce related materials on acquisition of machinery and equipment

99.13	Announcement on June 5, 2006: The announcement of the capital reduction due to the retirement of certain treasury stocks

99.14	Announcement on June 7, 2006: May Revenue

99.15	Announcement on June 9, 2006: Represent subsidiary Fortune Venture Capital Corp. to announce related materials on acquisition of Unitruth Investment Corp. common shares

99.16	Announcement on June 12, 2006: The Company’s re-election of directors and supervisors at 2006 Annual General Shareholders’ Meeting

99.17	Announcement on June 12, 2006: Important Resolutions from UMC’s 2006 Annual General Meeting

99.18	Announcement on June 13, 2006: To announce related materials on acquisition of machinery and equipment

99.19	Announcement on June 13, 2006: To clarify reports on Economic Daily News on June 13, 2006

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Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/10/27~2006/05/17

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 4; average unit price: $136,797,474 NTD; total transaction price: $547,189,897 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): L&K Engineering CO., LTD.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment; 10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

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Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/04/25~2006/05/18

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 6; average unit price: $111,914,233 NTD; total transaction price: $671,485,400 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment; 10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

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Exhibit 99.3

To clarify reports on Economic Daily News on May 19, 2006

1.	Name of the reporting media: Economic Daily News, A3

2.	Date of the report: 2006/05/19

3.	Content of the report: UMC and AMPI achieved strategy alliance

4.	Summary of the information provided by investors: None

5.	Company’s explanation of the reportage or provided information: The Company can not commend on media’s speculative reports.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

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Exhibit 99.4

Capital Reduction due to Cancellation of Treasury Shares

1.	Date of the board of directors resolution: 2006/05/22

2.	Reason for the capital reduction: Cancellation of shares from 10th round buyback program

3.	Amount of the capital reduction: NT$10,000,000,000

4.	Cancelled shares: 1,000,000,000 shares

5.	Capital reduction ratio: 5.04%

6.	Paid-in capital after the capital reduction: NT$188,452,340,740

7.	Scheduled date of the shareholders’ meeting: n/a

8.	Any other matters that need to be specified: record date for capital reduction is May 22, 2006.

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Exhibit 99.5

UMC Board Resolution of the 9th term, 33th Board Meeting

1.	Date of occurrence of the event: 2006/05/22

2.	Name of the company: United Microelectronics Corp.

3.	Relationship to the company (listed company or affiliated company): Listed company

4.	The shareholding ratios of mutual holding: N/A

5.	Cause of occurrence:

UMC’s 9th term, 33th Board Meeting related the following issues:

(1)	The Board Meeting assigned Mr. Shih-Wen Sun as Executive Vice President and Mr. Tai-Sheng Feng as Senior Vice President.

(2)	The record date for the cancellation of treasury shares from 10th buyback program is May 22, 2006.

(3)	Resoluted to execute the 11th shares buyback program to purchase 400,000,000 shares. Buyback period is from May 23 to July 22, 2006. Price range is from NTD 32.15 to NTD 13.90. The purpose of the buyback program is to transfer to employees.

(4)	Resoluted to invest “Mega Mission Limited Partnership (Cayman)” with an initial investment of USD 67,500,000.

6.	Countermeasures: none

7.	Any other matters that need to be specified: none

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Exhibit 99.6

Represent subsidiary Fortune Venture Capital Corp. to announce the disposal of SiRF Technology Holdings

1.	Name of the securities: Common shares of SiRF Technology Holdings, Inc.

2.	Trading date: 2005/05/23~2006/05/23

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 370,601 shares; average unit price: $829.36 NTD; total amount: $307,361,359 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Gain of NTD 256,775,064

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 0 shares; amount: NTD 0; percentage of holdings: 0%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 86.51% ratio of shareholder’s equity: 86.57%; the operational capital as shown in the most recent financial statement: $682,640 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

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Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/09/19~2006/05/29

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 7; average unit price: $75,215,571 NTD; total transaction price: $526,516,000 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): SEZ SINGAPORE PTE LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

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Exhibit 99.8

Represent subsidiary TLC Capital Co, Ltd. to announce the acquisition of Tatung Co. Common shares

1.	Name of the securities: Common shares of Tatung Co.

2.	Trading date: 2006/05/22~2006/05/24

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume:47,372,000 shares;average unit price:$12.31 NTD; total amount:$583,045,256 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Not applicable

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume: 47,372,000 shares; amount: NTD 583,045,256; percentage of holdings:1.13%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the perational capital as shown in the most recent financial statement: ratio of total assets:91.05% ratio of shareholder’s equity:91.44%; the operational capital as shown in the most recent financial statement: $1,537,282 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financial operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

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Exhibit 99.9

The Company filed Code of Conduct to SEC

1.	Date of occurrence of the event: 2006/05/26

2.	Name of the company: United Microelectronics Corp.

3.	Relationship to the company (listed company or affiliated company): Listed company

4.	The shareholding ratios of mutual holding: N/A

5.	Cause of occurrence:

The Company filed the amended Code of Conduct to SEC on May 26, 2006.

For more details, please find at: http://www.umc.com/english/investors/Corp_gov.asp

6.	Countermeasures: none

7.	Any other matters that need to be specified: none

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Exhibit 99.10

To announce related materials on acquisition of TLC Capital Co. Ltd. common shares

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Common shares of TLC Capital Co. Ltd.

2.	Date of occurrence of the event: 2006/05/29

3.	Volume, unit price, and total monetary amount of the transaction: trading volume:300,000,000 shares;average unit price:$10 NTD; total amount:$3,000,000,000 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TLC Capital Co. Ltd.; investee company which UMC holds 100.00%

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: n/a

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: n/a

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): n/a

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):n/a

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: one-time payment of $3,000,000,000 NTD on 2006/05/29;

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance The decision-making department: The Chairman & President Office

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume:600,000,000 shares;amount:$5,947,998,704 NTD; percentage of holdings:100.00%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets:13.49% ratio of shareholder’s equity:16.67%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

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13.	Broker and broker’s fee: n/a

14.	Concrete purpose or use of the acquisition or disposition: Long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of:n/a

16.	Do the directors have any objection to the present transaction?:no

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:no

18.	Any other matters that need to be specified: The actual English name yet to be determined

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Exhibit 99.11

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/09/19~2006/05/29

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 7; average unit price: $75,215,571 NTD; total transaction price:$526,516,000 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): SEZ SINGAPORE PTE LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

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Exhibit 99.12

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/05/03~2006/06/02

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 7; average unit price: $73,535,086 NTD; total transaction price: $514,745,600 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-Tencor (Singapore) Pte. Ltd.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment; 10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

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Exhibit 99.13

The announcement of the capital reduction due to the retirement of certain treasury stocks

1.	Date of the Competent Authority’s approval of the capital reduction: 2006/06/02

2.	Date of completion of capital amendment registration: 2006/06/02

3.	Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share):

(1)	Before the capital reduction: The paid-in capital is NT$198,452,340,740; the shares outstanding are 17,903,167,074 shares; book value per share is NT$16.20

(2)	After the capital reduction: The paid-in capital is NT$188,452,340,740; the shares outstanding are 17,903,167,074 shares; book value per share is NT$16.20

4.	Share conversion operations plan: None

5.	Any other matters that need to be specified:

(1)	The Company received the SPA authorization letter on June 5, 2006.

(2)	The shares outstanding above did not consider the shares bought back from the Company’s the 11th buyback program.

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Exhibit 99.14

United Microelectronics Corporation

June 7, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2005

1)	Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
May	Invoice amount	7,820,011	6,321,739	1,498,272	23.70%
2006	Invoice amount	37,814,100	32,113,998	5,700,102	17.75%
May	Net sales	8,503,690	6,468,487	2,035,203	31.46%
2006	Net sales	41,351,158	33,121,127	8,230,031	24.85%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	39,690,468
UMC’s subsidiaries	22,148	22,052	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	80,080	3,004,560	79,380,936
UMC’s subsidiaries	0	0	7,840,800
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a	Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	15,000,000
Net Profit from Fair Value	0	(793,803)
Written-off Trading Contracts	0
Realized profit (loss)	0

b	Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	4,041,549
Net Profit from Market Value	-740,379
Written-off Trading Contracts	0
Realized profit (loss)	0

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Exhibit 99.15

Represent subsidiary Fortune Venture Capital Corp. to announce related materials on acquisition of Unitruth Investment Corp. common shares

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of Unitruth Investment Corp.

2.	Date of occurrence of the event: 2006/02/07~2006/06/09

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 30,000,000 shares; average unit price: $10 NTD; total amount: $300,000,000 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Unitruth Investment Corp: investee company which Fortune Venture Capital Corp. holds 100.00%

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: n/a

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: n/a

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): n/a

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): n/a

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: First payment of NTD 100,000,000 on 2006/02/27; Second payment of NTD 200,000,000 on 2006/06/09

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: Acquire issued shares and new share issuance The decision-making department: The Chairman & President Office

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 70,000,000 shares; amount: $700,000,000 NTD; percentage of holdings: 100.00%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 85.76% ratio of shareholder’s equity: 85.80%; the operational capital as shown in the most recent financial statement: $1,034,639 thousand NTD

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13.	Broker and broker’s fee: n/a

14.	Concrete purpose or use of the acquisition or disposition: Long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: n/a

16.	Do the directors have any objection to the present transaction?: no

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: no

18.	Any other matters that need to be specified: The actual English name yet to be determined

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Exhibit 99.16

The Company’s re-election of directors and supervisors at 2006 Annual General Shareholders’ Meeting

1.	Date of occurrence of the change: 2006/06/12

2.	Name and resume of the replaced person:

Directors:

Chuin Li Investment Corporation Representative : Jackson Hu     Chairman and CEO, UMC

Hsun Chieh Investment Co., Ltd. Representative : Peter Chang     Vice Chairman, UMC

Chuin Tsie Investment Corporation Representative : Ching-Chang Wen Business Group President, UMC

Silicon Integrated Systems Corp.

Jack K.C. Wang     Chairman, Sen Dah Investment Co., Ltd.

Mao-Chung Lin     President, Sunrox International Inc.

Paul S. C. Hsu     Chairman of Chinese Management Association

Supervisors:

Hsun Chieh Investment Co., Ltd. Representative : Tzyy-Jang Tseng     Chairman, Unimicron Technology Corp.

Chuin Tsie Investment Corporation Representative : Tsing-Yuan Hwang

Executive Officer, Daiwa Securities SMBC Co., Ltd.

3.	Name and resume of the replacement:

Directors:

Hsun Chieh Investment Co., Ltd. Representative : Jackson Hu

Chairman and CEO, UMC

Chun-Yen Chang, Principle of National Chiao Tung University

Chung Laung Liu, Honorary Chair Professor, National Tsing Hua University

Paul S.C. Hsu, Far East Group Chair Professor of Management, Yuan-Ze University

Hsun Chieh Investment Co., Ltd. Representative : Peter Chang     Vice Chairman, UMC

Hsun Chieh Investment Co., Ltd. Representative : Ching-Chang Wen     Business Group President, UMC

Hsun Chieh Investment Co., Ltd. Representative : Fu-Tai Liou     Business Group President, UMC

Silicon Integrated Systems Corp. Representative : Shih-Wen Sun     Executive Vice President, UMC

Silicon Integrated Systems Corp. Representative : Stan Hung     Senior Vice President, UMC

Supervisors:

Hsun Chieh Investment Co., Ltd. Representative : Tzyy-Jang Tseng     Chairman, Unimicron Technology Corp.

Ting-Yu Lin, Chairman of Sunrox International Inc.

Silicon Integrated Systems Corp. Representative : Ta-Sing Wang     Director of Pacific Technology Group

4.	Reason for the change:Re-election

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5.	Number of shares held by the new director or supervisor at the time of appointment:

Hsun Chieh Investment Co., Ltd. : 599,696,356 shares

Silicon Integrated Systems Corp. : 428,511,368 shares

Chun-Yen Chang : 0 share

Chung Laung Liu : 0 share

Paul S. C. Hsu : 0 share

Ting-Yu Lin : 16,182,403 shares

6.	Original term (From to ): 2004/06/01~2006/06/11

7.	Effective date of the new appointment: 2006/06/12

8.	Rate of change of directors/supervisors of the same term: Re-election

9.	Any other matters that need to be specified: none

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Exhibit 99.17

Important Resolutions from UMC’s 2006 Annual General Meeting

1.	Date of the shareholders’ meeting: 2006/06/12

2.	Important resolutions:

1.	Approved the 2004 business report, financial statements and the surplus earning distribution chart

2.	Approve to amend the Company’s “Endorsements and Guarantees Procedure”

3.	Approve to amend the Company’s “Financial Derivatives Transaction Procedure”

4.	Approved that every 1,000 common shares are entitled to receive 5 shares for shareholder bonus and 5 shares from capital reserve, and 45,845,444 shares are distributed as employee bonus.

5.	Approved to amend the Company’s Articles 9, 10, 11, 13, 14, 16-1, 24 and 25

6.	Re-elect the Company’s 10th term of directors and officers

7.	Approved to release the newly elected directors from non-competition restrictions.

3.	Endorsement of the annual financial statements (indicate “yes” or “no”):yes

4.	Any other matters that need to be specified: none

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Exhibit 99.18

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/09/19~2006/06/12

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 25; average unit price: $20,151,590 NTD; total transaction price: $503,789,748 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Asyst Shinko, Inc.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

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Exhibit 99.19

To clarify reports on Economic Daily News on June 13, 2006

1.	Name of the reporting media: Economic Daily News, A3

2.	Date of the report: 2006/06/13

3.	Content of the report: UMC will achieve EPS 2.0 in 2006.

4.	Summary of the information provided by investors: None

5.	Company’s explanation of the reportage or provided information:

The Company did not provide any annually financial forecast in 2006 AGM.

The company can not comment on annual earnings as well.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None